

May 12, 2011

Mr. Cooper C. Collins
Chief Executive Officer and President
Pernix Therapeutics Holdings, Inc.
33219 Forest West Street
Magnolia, TX 77354

      **Re:    Pernix Therapeutics Holdings, Inc.**
             **Form 10-K for the Fiscal Year Ended December 31, 2009**
             **Filed February 24, 2010**
             **Form 10-Q for the Period Ended June 30, 2010**
             **Filed August 16, 2010**
             **File Number:  001-14494**

Dear Mr. Collins:

     We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    Joel Parker
                    Accounting Branch Chief